NO ACT

PE
1-27-15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





15005140

DIVISION OF
CORPORATION FINANCE

Received SEC

FEB 20 2015

Washington, DC 20549

February 20, 2015

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 2-20-15

Brian D. Miller
Latham & Watkins LLP
brian.miller@lw.com

Re: American Airlines Group Inc.
Incoming letter dated January 27, 2015

Dear Mr. Miller:

This is in response to your letter dated January 27, 2015 concerning the shareholder proposal submitted to American Airlines Group by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA OMB Memorandum M-07-16 ***

February 20, 2015

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: American Airlines Group Inc.
Incoming letter dated January 27, 2015

The proposal relates to the chairman of the board.

There appears to be some basis for your view that American Airlines Group may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of American Airlines Group's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if American Airlines Group omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Brian D. Miller
Direct Dial: 202-637-2332
brian.miller@lw.com

555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com

LATHAM&WATKINS LLP

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Washington, D.C.

January 27, 2015

VIA ELECTRONIC MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **American Airlines Group Inc.**
Stockholder Proposal of John Chevedden
Securities Exchange Act of 1934 — Rule 14a-8

Ladies and Gentlemen:

This letter is submitted on behalf of American Airlines Group Inc. (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company has received a stockholder proposal and supporting statement (the "Proposal") from John Chevedden (the "Proponent") for inclusion in the proxy materials for the Company's 2015 annual meeting of stockholders (the "Proxy Materials").

The Company hereby advises the staff of the Division of Corporation Finance (the "Staff") that it intends to exclude the Proposal from its 2015 Proxy Materials. The Company respectfully requests confirmation that the Staff will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the Proposal pursuant to Rule 14a-8(f), as the Proponent has not demonstrated that he has continuously held at least $2,000 in market value, or 1%, of the Company's securities for at least one year by the date the Proponent submitted the Proposal, as required by Rule 14a-8(b).

By copy of this letter, we are advising the Proponent of the Company's intention to exclude the Proposal. In accordance with Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008), we are submitting by electronic mail (i) this letter, which sets forth our reasons for excluding the Proposal; and (ii) the Proponent's letter submitting the Proposal.

Pursuant to Rule 14a-8(j), we are submitting this letter not less than 80 days before the Company intends to file its Proxy Materials.

I. Background.

On December 24, 2014, the Company received the Proposal, which is attached to this letter as **Exhibit A**. The cover letter accompanying the Proposal stated that "Rule 14a-8

requirements will be met including the continuous ownership of the required stock value. . . ", however verification of the Proponent's stock ownership was not submitted with the Proposal.

On January 2, 2015, after confirming that the Proponent was not a stockholder of record of the Company's common stock, the Company sent a letter to the Proponent acknowledging receipt of the Proposal and notifying the Proponent that he had failed to include with the Proposal the required proof of beneficial ownership of the Company's common stock (the "Deficiency Letter"). The Deficiency Letter (attached hereto as **Exhibit B**) requested that the Proponent provide the Company with documentation regarding his ownership of Company securities and specifically explained:

- the ownership requirements of Rule 14a-8(b);
- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b); and
- that the Proponent's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent received the Deficiency Letter.

Enclosed with the Deficiency Letter was a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

On January 9, 2015, the Company received an email from the Proponent forwarding correspondence from Fidelity Investments (the "Fidelity Investments Letter"), purportedly verifying the Proponent's eligibility to submit the Proposal. The Fidelity Investments Letter (attached hereto as **Exhibit C**) states that the Proponent, Mr. John R. Chevedden, "has held no fewer than 35.000 shares of American Airlines Group, Inc. . . . since February 10, 2014 (in excess of ten months)."

The Proponent's deadline for responding to the Deficiency Letter was January 16, 2015, which is 14 calendar days from January 2, 2015, the date the Proponent received the Deficiency Letter. As of the date of this letter, the Company has not received any additional correspondence from the Proponent.

II. Basis for Exclusion.

Rule 14a-8(f) provides that a company may exclude a stockholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. Specifically, Rule 14a-8(f) provides that (i) within 14 days of receiving the proposal, the company must notify the proponent in writing of any procedural or eligibility deficiencies and provide the proponent with the timeframe for the proponent's response and (ii) the proponent must respond to the company and correct such deficiency within 14 days from the date the proponent received the company's notification.

The Company satisfied its obligation under Rule 14a-8(f) by sending the Deficiency Letter to the Proponent nine days after receipt of the Proposal, stating that the Proponent had not met the eligibility requirements of Rule 14a-8(b) and requesting verification of the Proponent's sufficient stock ownership for at least one year by the date the Proponent submitted the Proposal. The Deficiency Letter clearly informed the Proponent of the eligibility requirements of Rule 14a-8(b), how to cure the eligibility deficiency and the need to respond to the Company to cure the deficiency within 14 days from the receipt of the Deficiency Letter.

As discussed below, the Proponent failed to provide timely documentary evidence of his eligibility to submit a stockholder proposal in response to the Company's proper and timely Deficiency Letter. The Fidelity Investments Letter indicated that the Proponent had held $1,800.23 in market value of the Company's securities for approximately ten months as of the date the Proponent submitted the Proposal. Thus, the Fidelity Investments Letter failed to establish both that the Proponent satisfied the minimum ownership requirements and that he satisfied those requirements for the requisite one-year period. The Company has received no further correspondence from the Proponent regarding his proof of stock ownership. Accordingly, the Company intends to exclude the Proposal under Rule 14a-8(f) because the Proponent failed to supply, within 14 days of receipt of the Deficiency Letter, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as required by Rule 14a-8(b).

A. *The Proponent has not demonstrated continuous ownership of at least $2,000 in market value, or 1%, of the Company's securities.*

Rule 14a-8(b) provides that, in order to be eligible to submit a proposal, a stockholder must have "*continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the [company's meeting of stockholders]* for at least one year by the date [the stockholder] submit[ted] the proposal." (Emphasis added). In Staff Legal Bulletin No. 14, the Staff stated that to determine whether a stockholder satisfied the minimum stock ownership requirement, the Staff looks "at whether, on any date within the 60 calendar days before the date the shareholder submits the proposal, the shareholder's investment is valued at $2,000 or greater, based on the average of the bid and ask prices."

During the 60 calendar days preceding and including December 24, 2014, the date on which the Proponent submitted the Proposal, the highest average of the bid and ask prices was $51.435 on December 24, 2014. The Fidelity Investments Letter confirmed that the Proponent "has held no fewer than 35.000 shares of American Airlines Group, Inc." Multiplying the highest average of the bid and ask prices by the number of shares stated as held by the Proponent in the Fidelity Letter, the market value of the Proponent's securities is $1,800.23, which does not meet the $2,000 minimum value required by Rule 14a-8(b). In addition, as stated in the Company's Form 10-Q for the quarterly period ended September 30, 2014, as of October 17, 2014 there were 717,263,563 shares of the Company's common stock outstanding. The 35 shares held by the Proponent represent less than 1% of the Company's securities entitled to be voted at the next annual meeting of stockholders. Accordingly, the Proponent has not demonstrated his continuous ownership of at least $2,000 in market value, or 1%, of the Company's securities.

The Staff has consistently concurred in the exclusion of Proposals under Rule 14a-8(f) where the proponent has failed to provide satisfactory evidence of continuous ownership of at least $2,000 in market value, or 1%, of the company's securities, as required by Rule 14a-8(b). *See, e.g., Coca-Cola Co.* (avail. Dec. 16, 2014) (concurring with the exclusion of a proposal where the proponent held 40 shares and the market value of these shares was $1,794.80); *PulteGroup, Inc.* (avail. Jan. 6, 2012) (concurring with the exclusion of a proposal where the proponent held 246 shares and the market value of these shares was $1,552.26); *Caterpillar Inc.* (avail. Jan. 5, 2001) (concurring with the exclusion of a proposal where the proponent held 30 shares and the market value of these shares was not at least $2,000); *International Paper Co.* (avail. Jan. 5, 2011) (concurring with the exclusion of a proposal where the proponent held 29 shares and the market value of these shares was $1,007.75).

Consistent with the precedent cited above, the proof of beneficial ownership provided by the Proponent does not demonstrate that the Proponent has owned at least $2,000 in market value, or 1%, of the Company's securities. Accordingly, the Company intends to exclude the Proposal under Rule 14a-8(f), because the Proponent has not demonstrated that he is eligible to submit the Proposal under Rule 14a-8(b).

B. ***The Proponent has not demonstrated continuous ownership of the Company's securities for at least one year by the date the Proponent submitted the Proposal.***

As discussed above, Rule 14a-8(b) provides that, in order to be eligible to submit a proposal, a stockholder must have "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the [company's meeting of stockholders] *for at least one year by the date [the stockholder] submit[ted] the proposal.*" (Emphasis added). Staff Legal Bulletin No. 14G clarifies that the Staff will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14-8(f) unless the company (i) provides a notice of defect that "identifies the specific date on which the proposal was submitted" and (ii) explains that the proof of ownership letter must verify "continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect."

The Deficiency Letter specifically identified December 24, 2014 as the date on which the Proposal was submitted and further explained that the stock ownership "documentation must establish your ownership of the required share value for at least one year by the date you submitted the Proposal. This period covers the entire one-year period preceding and including the date the Proposal was submitted." The Fidelity Investments Letter provided by the Proponent indicates that the Proponent "has held no fewer than 35.000 shares of American Airlines Group, Inc. . . . *since February 10, 2014 (in excess of ten months).*" (Emphasis added.) February 10, 2014 is less than one year from December 24, 2014, the date on which the Proposal was submitted. Accordingly, the Proponent has not demonstrated continuous ownership of the Company's securities for at least one year by the date the Proponent submitted the Proposal.

The Staff has consistently concurred in the exclusion of Proposals under Rule 14a-8(f) where the proponent has failed, following a timely and proper request by a company, to furnish

full and proper evidence of continuous stock ownership for the full one-year period preceding and including the submission date of the proposal. *See, e.g., Mondelez Int'l Inc.* (avail. Jan. 15, 2013) (concurring with the exclusion of a proposal where broker letter stating ownership for one year as of November 12, 2012 was insufficient to prove continuous ownership for one year as of November 28, 2012, the date the proposal was submitted); *Johnson & Johnson* (avail. Jan. 8, 2013) (concurring with the exclusion of a proposal where broker letter stating share ownership since November of 2011 was insufficient to prove continuous ownership for one year as of November 13, 2012, the date the proposal was submitted); *H&R Block, Inc.* (avail. May 18, 2012) (concurring with the exclusion of a proposal where broker letter stating share ownership for one year as of November 1, 2011 was insufficient to prove continuous ownership for one year as of April 4, 2012, the date the proposal was submitted); *Comcast Corp.* (avail. Mar. 26, 2012) (letter from broker stating ownership for one year as of November 23, 2011 was insufficient to prove continuous ownership for one year as of November 30, 2011, the date the proposal was submitted); *Time Warner Inc.* (avail. Feb. 19, 2009) (concurring with the exclusion of a proposal where broker letter dated November 7, 2008, which stated continuous share ownership since May 2005, was insufficient to prove continuous ownership for one year as of November 27, 2008, the date the proposal was submitted).

Consistent with the precedent cited above, the Fidelity Investments Letter provided by the Proponent does not demonstrate that he has continuously owned Company securities for at least one year by the date he submitted the Proposal, December 24, 2014. Accordingly, the Company intends to exclude the Proposal under Rule 14a-8(f), because the Proponent has not demonstrated that he is eligible to submit the Proposal under Rule 14a-8(b).

III. Conclusion.

Based upon the foregoing analysis, the Company respectfully requests confirmation that the Staff will not recommend enforcement action to the Commission if the Proposal is excluded from the Company's Proxy Materials pursuant to Rule 14a-8(f), as the Proponent has not demonstrated that he has continuously held at least $2,000 in market value, or 1%, of the Company's securities for at least one year by the date the Proponent submitted the Proposal, as required by Rule 14a-8(b).

* * * *

If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the determination of the Staff's final position. In addition, the Company requests that the Proponent copy the undersigned on any response it may choose to make to the Staff, pursuant to Rule 14a-8(k).

LATHAM&WATKINS LLP

Please contact the undersigned at (202) 637-2332 to discuss any questions you may have regarding this matter.

Very truly yours,



Brian D. Miller
of LATHAM & WATKINS LLP

Enclosures

cc: John Chevedden
Kenneth W. Wimberly, American Airlines Group Inc.

Exhibit A

Proposal

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Ms. Caroline B. Ray
Corporate Secretary
American Airlines Group Inc.
4333 Amon Carter Boulevard
Fort Worth, TX 76155
PH: 817-963-1234
FX: 817-967-9641

Dear Ms. Ray,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 *** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,


John Chevedden


Date

*** FISMA & OMB Memorandum M-07-16 ***

[AAL: Rule 14a-8 Proposal, December 24, 2014]

Proposal X – Independent Board Chairman

Resolved: The shareholders request our Board of Directors to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. The Board would have the discretion to phase in this policy for the next CEO transition, implemented so it did not violate any existing agreement. If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix.

This topic is particularly important for American Airlines because we had potentially over-extended directors on our board, which is supposed to serve a checks and balances role in regard to our Chairman/CEO Douglas Parker. The key person in this checks and balances role is supposed to be the Lead Director. However at American Airlines, our Lead Director, John Cahill, is potentially over-extended with director duties at 4 public companies. Plus Mr. Cahill is further extended with his roles on the AAL audit and nomination committees. The audit committee is the most demanding committee assignment.

Jeffrey Benjamin (also on our executive pay committee) and Ray Robinson (also on our nomination committee) were also potentially over-extended with director duties at 4 public companies each. Mr. Robinson was negatively flagged by GMI Ratings, an independent investment research firm, due to his involvement with the Mirant Corporation bankruptcy. Alberto Ibarguen (also on our audit and executive pay committees) was negatively flagged by GMI due to his involvement with the AMR bankruptcy.

Douglas Parker was given $17 million total summary pay in 2013. GMI said unvested equity pay partially or fully accelerates upon CEO termination. Accelerated equity vesting allows executives to realize lucrative pay without necessarily having earned it through strong performance. AAL had not disclosed specific, quantifiable performance objectives for our CEO.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Independent Board Chairman – Proposal X

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

"Proposal X" is a placeholder for the proposal number assigned by the company in the final proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

The required stock will be held until after the annual meeting. The proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

Exhibit B

Deficiency Letter

American Airlines
Group

January 2, 2015

BY FEDEX AND ELECTRONIC MAIL

Mr. John Chevedden,

*** FISMA & OMB Memorandum M-07-16 ***

Re: Stockholder Proposal

Dear Mr. Chevedden,

On December 24, 2014, Caroline Ray, the Corporate Secretary of American Airlines Group Inc. (the "Company") received your email purportedly submitting a stockholder proposal (the "Proposal") for inclusion in the Company's proxy statement for its next annual meeting of shareholders. The email indicates that you intended for the Proposal to meet the requirements of Rule 14a-8 of the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), including the continuous ownership of the required share value for at least one year by the date you submitted the Proposal and continuous ownership through the date of the stockholder meeting. This notice is to inform you that we have not received verification of your stock ownership, and thus you have not demonstrated that you are eligible to submit the Proposal under Rule 14a-8.

In order to establish your eligibility to submit the Proposal under Rule 14a-8, you are required to provide the Company with documentation regarding your ownership of Company securities, or you must direct your broker to send such documentation to the Company. The documentation must demonstrate that you have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted at the meeting for at least one year by the date you submitted the Proposal. Rule 14a-8(b) provides that you may prove your eligibility to the Company in two ways. You may either submit:

- a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted the Proposal, you continuously held the Company's securities for at least one year by the date you submitted the Proposal; or

- a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins.

To help stockholders comply with the requirement to prove ownership by providing a written statement from the "record" holder of the shares, the staff of the SEC's Division of Corporation Finance (the "SEC Staff") published Staff Legal Bulletin No. 14F ("SLB 14F"). In SLB 14F, the SEC Staff stated that only brokers or banks that are Depository Trust Company

("DTC") participants will be viewed as "record" holders for the purposes of Rule 14a-8. Thus, stockholders must obtain the required written statement from the DTC participant through which their shares are held.

If you are not certain whether your broker or bank is a DTC participant, you may check the DTC's participant list, which is currently available on the Internet at:

http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx

If your broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which your securities are held. You should be able to find out who the DTC participant is by asking your broker or bank. If the DTC participant knows of the holdings of your broker or bank, but does not know your holdings, you may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the Proposal was submitted, the required amount of securities were continuously held by you for at least one year – with one statement from your broker or bank confirming your ownership, and the other statement from the DTC participant confirming the broker or bank's ownership. Please see the enclosed copy of SLB 14F for further information.

Please note that the documentation must establish your ownership of the required share value for at least one year by the date you submitted the Proposal. This period covers the entire one-year period preceding and including the date the Proposal was submitted.

To comply with Rule 14a-8(f), you must postmark or transmit your response to this notice of procedural defect within 14 calendar days of receiving this notice. For your information, we have attached a copy of Rule 14a-8 regarding stockholder proposals.

Please note that the Company has made no inquiry as to whether or not the Proposal, if properly submitted, may be excluded pursuant to Rule 14a-8(i) or for any other reason. The Company will make such a determination once the Proposal has been properly submitted.

Sincerely,



Kenneth W. Wimberly
Vice President, Deputy General Counsel and
Assistant Corporate Secretary

Enclosures

Pages 14 through 18 redacted for the following reasons:
- -
Copyrighted Material Omitted



Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on

DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year - one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC

participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then

submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is

authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4

or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

4 DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

5 *See* Exchange Act Rule 17Ad-8.

6 *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

7 *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

8 *Techne Corp.* (Sept. 20, 1988).

9 In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

10 For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

11 This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

12 As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

13 This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was

excludable under the rule.

14 *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

15 Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

16 Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Exhibit C

Fidelity Investments Letter

Personal Investing

P.O. BOX 770001
CINCINNATI, OH 45277-0045



AAL Post-it® Fax Note 7671	Date 1-9-15	# of pages ▸
To Kenneth Wimberly	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 817-967-2737	Fax #	

January 9, 2014

John R. Chevedden
Via facsimile *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 50.000 shares of Target Corp. (CUSIP: 87612E106, trading symbol: TGT) and no fewer than 100.000 shares of Aetna, Inc. (CUSIP: 00817Y108, trading symbol: AET) since October 1, 2013 (positions held in excess of fourteen months). I can also confirm that Mr. Chevedden has held no fewer than 35.000 shares of American Airlines Group, Inc. (CUSIP: 0376R102, trading symbol: AAL) since February 10, 2014 (in excess of ten months).

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 48040 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W715826-08JAN15